

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Yunfei Li
Chief Executive Officer
CBAK Energy Technology, Inc.
BAK Industrial Park, Meigui Street
Huayuankou Economic Zone
Dalian City, Liaoning Province, 116450
People's Republic of China

>   **Re: CBAK Energy Technology, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 2, 2021**
>   **File No. 333-257658**

Dear Mr. Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kevin Sun